Joseph A. Herz

Tel. 212.801.6926

Fax 212.805.5539

herzj@gtlaw.com

August 10, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Attention: Max A. Webb

Mail Stop 4561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Entertainment, Inc.
Amendment No. 4 to
Registration Statement on Form S-4
Filed April 13, 2012
File No. 333-180714

Ladies and Gentlemen:

On behalf of RLJ Entertainment, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 4 to the above referenced Registration Statement (the “Registration Statement”) on Form S-4 (“Amendment No. 4”).

Amendment No. 4 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. H. Van Sinclair of the Company dated August 7, 2012 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of Amendment No. 4, which have been marked to indicate the location of changes from Amendment No. 3 to the Registration Statement filed with the Commission on August 6, 2012, together with copies of this response letter as filed with the Commission.

Greenberg Traurig, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
METLIFE BUILDING, 200 PARK AVENUE ■ NEW YORK, NEW YORK 10166 ■ TEL 212.801.9200 ■ FAX 212.801.6400

Securities and Exchange Commission

August 10, 2012

Exhibit 8.1

1.	Refer to the first paragraph on page 2. Please have counsel delete the phrase “and have not been subsequently amended” from clause (i).

Response to Comment No. 1

The Company advises the Staff that page 2 of Exhibit 8.1 to Amendment No. 4 has been revised to delete the phrase “and have not been subsequently amended” from clause (i) in response to the Staff’s comment.

2.	Refer to the second paragraph on page 3. Investors are entitled to rely on the opinion expressed. Please have counsel delete the phrase “and may not be relied upon by any person other than RLJ without our express written consent” from clause (iii).

Response to Comment No. 2

The Company advises the Staff that page 3 of Exhibit 8.1 to Amendment No. 4 has been revised to delete the phrase “and may not be relied upon by any person other than RLJ without our express written consent” from clause (iii) in response to the Staff’s comment.

3.	Refer to the third paragraph on page 3. We note that this opinion has been filed as Exhibit 8.1. Please have counsel revise the exhibit reference.

Response to Comment No. 3

The Company advises the Staff that the third paragraph on page 3 of Exhibit 8.1 to Amendment No. 4 has been revised to correct the exhibit reference in response to the Staff’s comment.

* * *

Greenberg Traurig, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

Securities and Exchange Commission

August 10, 2012

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Donald E. Field, Esq.
Ms. Claire Erlanger
Ms. Jean Yu
Mr. H. Van Sinclair
Alan I. Annex, Esq.
David J. Katz, Esq.
Sharon A. Kroupa, Esq.

Encls.

Greenberg Traurig, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM